UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Aspen Insurance Holdings Limited

(Name of Issuer)

Ordinary Shares, $0.15144558 par value per share

(Title of Class of Securities)

G05384 10 5 (CUSIP Number)

December 22, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G05384 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wellington Underwriting plc
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power None 6. Shared Voting Power None 7. Sole Dispositive Power None 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) CO

Item 1.	(a)	Name of Issuer:

Aspen Insurance Holdings Limited

	(b)	Address of Issuer’s Principal Executive Offices:

11 Victoria Street Hamilton, HM 11 Bermuda

Item 2.	(a)	Name of Person Filing:

Wellington Underwriting plc

	(b)	Address of Principal Business Office or, if none, Residence:

88 Leadenhall Street London EC3A 3BA United Kingdom

	(c)	Citizenship:

United Kingdom

	(d)	Title of Class of Securities:

Ordinary shares, $0.15144558 par value per share

	(e)	CUSIP Number:

G 05384 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

-0-.

(b) Percent of class:

0.0%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

-0-.

(ii) Shared power to vote or to direct the vote

-0-.

(iii) Sole power to dispose or to direct the disposition of

-0-.

(iv) Shared power to dispose or to direct the disposition of

-0-.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

(a) N/A

(b) N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2006
Date

/s/ H I Thomas
Signature

Heather I. Thomas
Company Secretary and General Counsel
Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)